                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                           ________________________

                                  FORM 8-A/A

                    AMENDING FORM 8-A DATED APRIL 14, 1989

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                    PURSUANT TO SECTION 12(b) OR (g) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                        Federal Realty Investment Trust
           --------------------------------------------------------

            (Exact name of registrant as specified in its charter)


         District of Columbia                                   52-0782497
----------------------------------------                 -----------------------
(State of incorporation or organization)                     (I.R.S. Employer
                                                            Identification No.)
     1626 East Jefferson Street,
        Rockville, Maryland                                     20852-4041
----------------------------------------                 -----------------------
(Address of principal executive offices)                        (Zip Code)

Securities registered pursuant to Section 12(b) of the Act:

                                                 Name of each exchange on which
     Title of each class registered                 each class is registered
------------------------------------------       -------------------------------

Common Stock Purchase Rights                        New York Stock Exchange

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
--------------------------------------------------------------------------------
                               (Title of Class)
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  This Form 8-A/A amends and supplements the Form 8-A filed by Federal Realty
Investment Trust and dated April 14, 1989 (the "Form 8-A").

Item 1.  Description of Securities to be Registered.
         ------------------------------------------

         Item 1 of the Form 8-A is amended by substituting the following:

OVERVIEW

  On April 13, 1989, the Board of Trustees of the Federal Realty Investment Trust (the "Trust") declared a dividend distribution of one Right (a "Right") for each outstanding common share of beneficial interest, no par value (the "Common Shares"), of the Trust to shareholders of record at the close of business on April 24, 1989 (the "Record Date"), with such Rights to expire on April 24, 1999. On March 11, 1999, the expiration date of the Rights was extended and certain other amendments to the terms of the Rights were adopted. Except as set forth below, each Right (as amended), when exercisable, entitles the registered holder to purchase from the Trust one Common Share at a price of $65.00 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in an Amended and Restated Right Agreement (the "Rights Agreement") between the Trust and American Stock Transfer & Trust Company as Rights Agent.

DISTRIBUTION DATE, TRANSFER OF RIGHTS

  Initially, the Rights will be attached to all Common Shares certificates representing shares then outstanding, and no separate Right certificates will be distributed. The Rights will be evidenced, with respect to any of the Common Shares certificates outstanding as of the Record Date, by such Common Shares certificate together with the Summary of Rights which is attached as Exhibit B to the Rights Agreement, until the earlier to occur of (i) a public announcement that, without the prior consent of the Board of Trustees of the Trust, a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares of the Trust (an "Acquiring Person")/1/ or (ii) ten days following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group and related persons becoming an Acquiring Person,
----------------
/1/ For purposes of calculating such ownership, the effect of Section 6.12 of the Third Amended and Restated Declaration of Trust of the Trust (relating to limitations on ownership in excess of 9.8% of the Common Stock of the Trust), or any successor provision, and actions taken by the Board of Trustees of the Trust pursuant thereto, shall be disregarded.

without the prior consent of the Trust (the earlier of such dates being called the "Distribution Date").

  The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Shares certificates. From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date (with or without this Summary of Rights attached) will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

  The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) April 24, 2009, (ii) consummation of a merger transaction with a person or group who acquired Common Shares pursuant to a Permitted Offer (as defined below) and is offering in the merger the same price per share and form of consideration paid in the Permitted Offer, or (iii) redemption by the Trust as described below.

EXERCISE OF RIGHT FOR SHARES OF THE TRUST

  In the event that any person becomes an Acquiring Person (unless pursuant to a tender offer or exchange offer for all outstanding Common Shares at a price and on terms determined by at least a majority of the members of the Board of Trustees of the Trust who are officers of the Trust to be both adequate and otherwise in the best interests of the Trust and its shareholders (a "Permitted Offer")), proper provision shall be made so that each holder of a Right will for a 60-day period thereafter have the right to receive upon exercise and payment of the Purchase Price (initially $65.00, but subject to adjustment) that number of shares (or fractional shares) of Common Shares having a then current market value of two times the Purchase Price (e.g., $130.00 based on the initial
                                       ----
Purchase Price of $65.00), subject to the availability of a sufficient number of authorized but unissued Common Shares (such right being called the "Flip-In Right"). For example, at the initial Purchase Price of $65.00, if at the time of exercise the Trust's Common Shares had an average market price of $21 2/3 per share, the holder of each Right, other than the Acquiring Person, would be entitled to buy six (6) Common Shares for $65.00. The Trust shall be entitled (but not required) to deliver, upon exercise of the Right, in lieu of Common Shares, shares of equivalent securities.

EXERCISE OF RIGHTS FOR SHARES OF ACQUIRING COMPANY

  In the event that, after the first date of public announcement by the Trust or an Acquiring Person that an Acquiring Person has become such, the Trust is involved in a merger or other business combination transaction in which the Common Shares are exchanged or changed, or 50% or more of the Trust's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (other than such Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of Common Shares of the acquiring company, (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the "Flip-Over Right"). For example, at the initial Purchase Price of $65.00, if at the time of exercise the acquiring company's common stock had an average market price of $13.00, the holder of each right, other than the Acquiring Person, would be entitled to buy ten (10) shares of the acquiring company's common stock for $65.00.

  The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises the Flip-In Right. Upon the occurrence of any of the events giving rise to the exercisability of the Flip-In Right or the Flip-Over Right, any Rights that are or were at any time owned by an Acquiring Person engaging in any of such transactions or receiving the benefits thereof on or after the time the Acquiring Person becomes such shall become void insofar as they relate to the Flip-In Right or the Flip-Over Right.

ADJUSTMENT TO PURCHASE PRICE

  The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for Common Shares, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Common Shares at less than the current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above).

  The Purchase Price is also subject to adjustment in the event of a stock split of the outstanding Common Shares, or a stock dividend on the outstanding Common Shares payable in Common Shares, or subdivisions, consolidations or combinations of the outstanding Common Shares occurring, in any such case, prior to the Distribution Date.

  With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractions of shares will be issued and, in lieu thereof, an adjustment in case will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

REDEMPTION OF RIGHTS

  At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Trust may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), which redemption shall be effective upon the authorization of the Board of Trustees. Additionally, the Trust may, after a person becomes an Acquiring Person, redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Trust but not involving an Acquiring Person or any person who was an Acquiring Person or following an event giving rise to, and the expiration of the exercise period for the Flip-In Right if there is no longer an Acquiring Person. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Flip-In Right is not exercisable, and in any event, only after 10 business days prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Trust, including, without limitation, the right to vote or to receive dividends.

  The terms of the Rights may be amended by the Board of Trustees of the Trust and the Rights Agent, (i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date to cure any ambiguity, to shorten or lengthen any time period under the Rights Agreement, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights.

  A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Form 8-A/A amending the Trust's Registration Statement on Form 8-A, previously filed on April 14, 1989. A copy of the Rights Agreement is available free of charge from the Trust. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.  Exhibits.
         --------

            1      Form of the Amended and Restated Rights Agreement
                   (the "Rights Agreement") dated as of March 11, 1999 between Federal Realty Investment Trust and American Stock Transfer and Trust Company.

                                   SIGNATURE

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                        FEDERAL REALTY INVESTMENT TRUST

                              By: /s/ Nancy J. Herman
                                 ------------------------------------------
                                 Name:  Nancy J. Herman
                                 Title: Vice President-General Counsel
                                         and Secretary

Date:  March 11, 1999

                                EXHIBIT INDEX
                                 -------------

Exhibit                           Description                             Page
-------     ----------------------------------------------------------    ----
   1        Form of Amended and Restated Rights Agreement (the "Rights
            Agreement") dated as of March 11, 1999 between Federal
            Realty Investment Trust and American Stock Transfer & Trust
            Company, including Summary of Rights.



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